

July 5, 2013

Via E-Mail
Mr. Michael J. Valentine
Chief Financial Officer
John B. Sanfilippo & Son, Inc.
1703 North Randall Road
Elgin, Illinois 60123

> **Re: John B. Sanfilippo & Son, Inc.**
> **Form 10-K for the Fiscal Year Ended June 28, 2012**
> **Filed August 30, 2012**
> **Response Letter Dated May 8, 2013**
> **File No. 0-19681**

Dear Mr. Valentine:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2012

Item 1 — Business, page 1

Narrative Description of Business, page 2

(vii) Raw Materials and Supplies, page 4

1.   We note your response to prior comment two indicates that recent filings have emphasized Fisher as part of your strategic plan. We further note the discussion of your strategic plan on page 11 of the Form 10-Q for the period ended September 27, 2012 which specifies that the profit margins for private brand products are typically lower than they are for branded products and that you expect to emphasize the brand name portion of our business. This disclosure also specifies that you expect to continue to be able to

devote more funds in the remainder of fiscal 2013 and beyond to promote and advertise Fisher brand products. As such, please tell us the following;

* Who approved your strategic plan and is responsible for making related changes as market conditions evolve;

* How do you assess the performance of your strategic planning and specify the measures of profitability used in such assessment;

* How much of your advertising and marketing budget is allocated to branded products as compared to non-branded products; and

* The involvement of your CODM in i) the strategic plan process and evaluation, and ii) decisions regarding the allocation of advertising and marketing expenditures.

2. Your response to prior comment two also explains that you evaluate performance and allocate resources based on company-wide consolidated results. However, it appears from your Form 10-Q for the period ended September 27, 2012 that you expect to emphasize the brand name portion of our business because profit margins for private brand products are typically lower than they are for branded products. Please reconcile the apparent inconsistency between these two statements.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim (202) 551-3878 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director